Item 77c Series ____

A Special Meeting of the Shareholders of the Legg Mason Partners Managed Assets Portfolio was held on February 27, 2009. The purpose of the Special Meeting was to approve an Agreement and Plan of Reorganization the (Plan) providing for the acquisition of all of the assets of Legg Mason Partners Managed Assets Portfolio (Legg Mason Managed Assets), a series of the Trust, by BlackRock Diversified Portfolio
(BlackRock Diversified), a portfolio of the Fund, in exchange for shares of BlackRock Diversified and the assumption by BlackRock Diversified of the liabilities of Legg Mason Managed Assets. The Plan also provides for distribution of these shares of BlackRock Diversified to shareholders of Legg Mason Managed Assets in liquidation and subsequent termination of Legg Mason Managed Assets.

For	11,929,129
Withhold	552,015
Abstain		1,083,195
Broker Non-votes	0.000
TOTAL	13,564,339

Item 77c Series ____

A Special Meeting of the Shareholders of the Met/AIM Capital Appreciation Portfolio was held on April 30, 2009. The purpose of the Special
Meeting was to approve an Agreement and Plan of Reorganization the
(Plan) providing for the acquisition of all of the assets of Met/AIM
Capital Appreciation Portfolio (Met/AIM Capital Appreciation), a series of the Trust, by BlackRock Legacy Large Cap Growth Portfolio (BlackRock LLCG), a portfolio of the Fund, in exchange for shares of BlackRock LLCG and the assumption by BlackRock LLCG of the liabilities of Met/AIM Capital Appreciation. The Plan also provides for distribution of these shares of BlackRock LLCG to shareholders of Met/AIM Capital Appreciation in liquidation and subsequent termination of Met/AIM Capital Appreciation.

For	12,890,131
Against		1,055,785
Abstain		1,602,953
Broker Non-votes	0.000
TOTAL	15,548,869